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ICICI Limited

News Release

June 12, 2000


ICICI announces date for merger of IC and IC.d


With effect from June 19, 2000, all ICICI Limited (NYSE: IC and IC.d) American Depositary Shares (ADSs) currently traded under the symbols IC and IC.d shall trade only under the symbol IC on the New York Stock Exchange. ICICI Limited announced June 19, 2000 as the record date for payment of final dividend for 1999-2000. Subsequent to the record date for the final dividend for 1999-2000, the ICICI ADSs, which trade under the symbols IC and IC.d on the New York Stock Exchange shall rank pari passu in all respects.

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com